Mail Stop 0306


March 9, 2005



Via Facsimile and U.S. Mail

Michael A. Grollman
Chairman, Chief Executive Officer and
     Acting Chief Financial Officer
National Scientific Corporation
14505 North Hayden Road, Suite 305
Scottsdale, AZ  85260


	Re:	National Scientific Corporation
		Form 10-KSB for the fiscal year ended September 30, 2004
			Filed December 29, 2004
		File No. 0-28745

Dear Mr. Grollman:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
Form 10-KSB for the fiscal year ended September 30, 2004

Item 8A. Controls and Procedures - Page 42

1. We note your statement that your chief executive officer and your chief financial officer have concluded that the "disclosure controls and procedures are effective as of September 30, 2004 for a Company its size" (emphasis added). It does not appear that your certifying officers have reached an unqualified conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures. Please note this comment also applies to your Form 10-QSB as of December 31, 2004.

2. We note your statement included in your disclosure that management has concluded that your disclosure controls and procedures are effective "to timely alert them to material information relating to the Company (including its consolidated subsidiaries) required to be included in the Company`s Exchange Act filings. The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act.
However, if you do not wish to eliminate this language, please revise to clarify, if true, that your officers have also concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Rule 13a-15(e) of the Exchange Act. Please note this comment also applies to your Form 10-QSB as of December 31,
2004.

3. We note your disclosure that "there have been no significant negative changes in [your] internal controls over financial reporting during the year ended September 30, 2004..." (emphasis added). Please revise your disclosure to remove the words "significant negative" and to discuss all changes in your internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, your internal control over financial reporting, as required by Item 308(c) of Regulation S-B, as amended effective August 13, 2003. Please note this comment also applies to your Form 10-QSB as of December 31, 2004.

4. We note your statement that a "control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met..."
We
also note your disclosure that "[t]hese controls and procedures" are designed to provide only reasonable assurance of achieving their objectives. Please revise to clarify whether these statements and the other statements regarding the limitations of your systems of controls that currently appear in the fourth, fifth and sixth paragraphs relate to your disclosure controls and procedures, your internal control over financial reporting, or both. In addition, if your revised disclosure continues to contain any statements suggesting that your disclosure controls and procedures "cannot provide absolute assurance" or "can provide only reasonable assurance" of achieving their objectives, please revise the paragraph in which any such statements appear to also state clearly, if true, that your principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Please refer to
Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please note this comment also applies to your Form 10-QSB as of December 31, 2004.

Statements of Cash Flows - Page F-12

5. We note that cash flow from operations in 2004 was positively impacted by a $65,501 increase in accounts payable and accrued expenses. However, based on the balance sheet, it appears that accounts payable and accrued expenses have decreased $154,249 from September 30, 2003 to September 30, 2004. Supplementally reconcile the change on the balance sheet to the change presented on the statement of cash flows, and provide appropriate discussion of the reconciling items. In addition, revise future filings to provide appropriate disclosure of any non-cash changes in the accounts payable and accrued expenses. Please also refer to our comment below regarding stock issued for services.

Note 2 - Development Stage Operations - Page F-17

6. We note that you have commenced your planned principal operations have commenced and that you have begun to realize revenues from these operations. We also note that your primary costs relate to salaries and benefits of administration and marketing personnel and other expenses, which include insurance costs, marketing expenses, filing fees and legal expenses. Tell us why you believe you meet the criteria of paragraphs 8-9 of SFAS 7 for reporting as a development stage enterprise.

Note 5 - Earnings per Share - Page F-19

7. We note your disclosure at the end of this footnote regarding potential cash proceeds to be received upon exercise of all outstanding common stock equivalents. Please supplementally tell us your basis for including such disclosure. We note that a large number of your common stock equivalents have been cancelled or forfeited in the past. Further, we note that as of September 30, 2004, it appears that a large number of outstanding options and warrants have exercise prices above the current market price. We believe this disclosure may be confusing to investors as it does not appear that such exercise of common stock equivalents is reasonably likely to occur. If you wish to include this disclosure in future filings, we believe you should limit your disclosure of potential proceeds to only those that would be received from vested in-the-money options and warrants.

Note 8 - Related Party Transactions - Page F-21

8. We note your disclosure that the sales goals for the stock retainage program were not met in 2003. We also note that the program was extended into 2004. Based on fiscal year 2004 sales levels, it appears that the goals were not met in 2004 either. Finally, we note your disclosure that no shares were added to the program in 2004. However, we note that 500,000 shares are shown as being issued in the statement of changes in shareholders` equity (deficit) for 2004 relating to the stock retainage program. Supplementally provide details of the 500,000 shares issued in 2004 relating to the stock retainage program. Your response should include discussion of who received the shares and why.

Note 10 - Stock Options and Warrants - Page F-23

9. Please revise future filings to provide the following additional disclosures required by SFAS No. 123:

a) In accordance with paragraph 47(b), provide the weighted average grant date fair value of options granted during the year. Such disclosure should be made separately for options with exercise prices that (1) equals, (2) exceeds, and (3) is less than the fair market value of the options on the grant date.

b) In accordance with paragraph 47(c), provide the number and weighted average grant date fair value of equity instruments other than options.

c) In accordance with paragraph 47(e), provide the total compensation cost recognized in income for stock-based employee compensation awards.

d) In accordance with paragraph 48, provide the weighted average remaining contractual life of all options and the weighted average exercise price of options currently exercisable.

10. We note that in 2004 you issued options to consultants in exchange for services received. These options vested immediately and had exercise prices below the then-current market value. Tell us how you recorded this option issuance in your financial statements for 2004. In addition, tell us how you calculated the fair value of this option issuance.

11. We also note your disclosure on page 34 that "during fiscal
2003,
substantially all option grants were issued to employees." Provide us with details of any option grants issued to non-employees, including how you calculated the fair value of such option issuances and how the amounts are reflected in the financial statements.

12. Revise future filings to clearly describe all significant stock transactions, including issuance of stock, warrants and options to non-employees for services. Clearly describe how and when you record such issuances in your financial statements. If recording items in the financial statements involved making estimates of fair value, your disclosures should clearly state your method and basis for making such estimates.

13. We note that you have issued certain warrants in connection with stock offerings and debt transactions. Revise future filings to clearly describe how you account for these warrants, including how you allocated amounts between the debt and equity for the January 2004 transaction.

Exhibit 31 - Certificate of the Chief Executive Officer and Acting Chief Financial Officer

14. We note that the certification filed as Exhibit 31 was not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification required to be filed as Exhibit 31 pursuant to Part III.E of Release
No. 8238. Accordingly, please file amendments to your Forms 10-KSB and 10-QSB that include the entire filings together with the certification of your current CEO and acting CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.


* * * * * * * *

      As appropriate, please amend your September 30, 2004 Form
10-
KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kevin Vaughn, Staff Accountant, at (202)
824-
5387 or me at (202) 942-2813 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
the Senior Assistant Chief Accountant, at (202) 942-1984.


						Sincerely,


						Daniel Gordon
						Branch Chief


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Mr. Michael A. Grollman
National Scientific Corporation
March 9, 2005
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